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                                                        EXHIBIT 20.1

                             PRESS RELEASE

Contact:  Curtis A. Sampson, President and Chief Executive Officer at
          320-848-6231
          Peter E. Flynn, Executive Vice President, ENStar Inc. at
          612-942-3887

               Communications Systems and ENStar Announce Sales
                   Transaction Involving Transition Networks

                      Leader in Conversion Technology will
            Strengthen CSI's Position in Data Communications Market


     Hector/Minneapolis, Minn. -- December 10, 1998 - Communications Systems, Inc. (NASDAQ:CSII) and ENStar Inc. (NASDAQ:ENSR) today jointly announced that Transition Networks, Inc. has been acquired by Communications Systems. The total consideration was approximately $8 million. No additional terms of the acquisition were disclosed.

     Transition Networks, (http://www.transition.com), designs and markets media conversion technologies across a broad spectrum of networking protocols including Ethernet, Fast Ethernet, FDDI, ATM and Gigabit. Based in Minneapolis, Transition Networks distributes these hardware-based connectivity solutions through a network of resellers in 50 countries. Transition Networks' revenues for the year ended December 31, 1998 are forecasted to approximate $24 million, an increase of 41% over 1997 revenues of $17 million.

     Curtis A. Sampson, CSI's President and Chief Executive Officer, said the Transition Networks acquisition provides CSI access into new markets. Transition's mission of enabling network planners to migrate their cabling infrastructure to fiber is consistent with CSI's long-term strategy of providing copper and fiber connectors to the voice and high speed data communications markets.

     "We are pleased to be working alongside a leading telecommunications company," says C.S. Mondelli, President and CEO of Transition. "We are anxious to expand upon our conversion technology product line for premise environments with new conversion offerings for the telecommunications marketplace."



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     Jeffrey Michael, President and CEO of ENStar said "The sale of
Transition to Communications Systems positions Transition Networks for future success and is consistent with ENStar's focus of building shareholder value."

     Communications Systems, Inc. is a telecommunications company that designs and manufactures connecting devices and wiring systems for the worldwide voice and high-speed data markets.

     ENStar is a holding company. Its principal operating companies include Americable, Inc. and Enstar Networking Corporation. Americable is a provider of networking and connectivity products, cable assemblies, and custom OEM manufacturing solutions. Enstar Networking Corporation is a network integrator providing services that build, maintain, and secure network infrastructures. ENStar also owns 1,025,000 shares, a 25 percent interest, in CorVel Corporation (NASDAQ:CRVL). CorVel Corporation is an independent, nationwide provider of managed care services to employers and insurers.